ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

November 29, 2012	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Brion R. Thompson

Re:	AGIC Convertible & Income Fund II
File Nos. 333-184231 and 811-21338

Dear Mr. Thompson:

Thank you for your letter, dated November 1, 2012 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Registration Statement on Form N-2 (the “Registration Statement”) of AGIC Convertible & Income Fund II (the “Fund”), relating to the proposed registration of common shares of beneficial interest of the Fund (the “Common Shares”) for continuous offering under Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on October 2, 2012.

The following sets forth the Fund’s responses to the Staff’s comments.

Prospectus

Cover Page

1.	Comment: Please delete the following words “nor any state securities commission” from the legend required by Rule 481(b)(l) under the Securities Act. See Item l.h of Form N-2.

Response: The requested change has been made.

2.	Comment: Please revise the penultimate paragraph to state whether the Fund makes available its Statement of Additional Information, free of charge, on or through the Fund’s website at a specified internet address. If the Fund does not make its Statement of Additional Information available in this manner, disclose the reasons why the Fund does not do so. See Item 1.1.d of Form N-2.

Response: The disclosure in the referenced section has been revised as follows (see underlined text):

The Fund’s Statement of Additional Information and most recent annual and semiannual reports are available, free of charge, on the Fund’s website (http://www.allianzinvestors.com/closedendfunds).

Prospectus Summary – The Offering, page 1

3.	Comment: Disclosure in this section states that the Fund may distribute the Common Shares from time to time on terms to be set forth in one or more prospectus supplements. Please confirm to the Staff that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment with respect to each such future offering of the Common Shares. See Staff Legal Bulletin No. 19 (Oct. 14, 2011), text at note 26 (the “Bulletin”).

Response: The Fund confirms that, in accordance with the Bulletin, it will file either an appropriately unqualified opinion at the time the Registration Statement is declared effective or, alternatively, an updated legality opinion with each post-effective amendment to the Registration Statement including a prospectus supplement relating to an offering of the Common Shares.

Prospectus Summary – Portfolio Contents, pages 2-3

4.	Comment: Please confirm to the Staff whether the Fund includes derivatives for purposes of the Fund’s policy to invest 80% of its total assets in convertible securities and non-convertible income-producing securities (the “80% Policy”). If the Fund may include derivatives within the 80% basket, please add disclosure stating how such derivatives will be valued. Also, confirm that the Fund will not use the notional value of derivatives to determine whether 80% of the Fund’s total assets are invested in convertible securities and non-convertible income-producing securities.

Response: The Fund confirms that its investments in derivatives, if any, and other synthetic instruments that have economic characteristics similar to convertible securities or non-convertible income-producing securities are counted toward satisfaction of the 80% Policy. The Fund will add disclosure to this effect to the Registration Statement.

The Fund intends to value derivative instruments for purposes of the 80% Policy in a manner consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and interpretations thereof by the Staff (“Rule 35d-1”). The Fund respectfully submits that using the notional value of derivative instruments for purposes of determining compliance with the Fund’s 80% Policy under Rule 35d-1 would be appropriate in certain circumstances. As one example, if the Fund were to purchase (i.e., take a long position in) a total return swap agreement on the S&P 500 Index with a notional value of $1,000,000, and backed the swap agreement by investing $1,000,000 of cash in the Fund’s portfolio in high quality, short-term debt (i.e., money market) instruments, taken in combination, the Fund would effectively have $1,000,000 of investment exposure to the returns of the S&P 500 Index. Thus, the Fund’s investment in this derivative would have economic characteristics substantially similar to those of a $1,000,000 direct investment in a basket of S&P 500 stocks.1 Assuming the total return swap agreement in this example has a market value of $0 or close to $0 (based on daily market fluctuations), the Fund submits that counting the market value (rather than the notional value) of the swap agreement for purposes of its 80% Policy under Rule 35d-1 would understate the Fund’s economic exposure to stocks.

However, as the Fund does not currently anticipate that observing the Staff’s comment would materially impact the management of its portfolio in practice, and in the interest of seeking effectiveness of the Registration Statement, the Fund confirms that it will not use the notional value of derivatives for purposes of determining compliance with the Fund’s 80% Policy. The Fund does, however, reserve the right to modify this position based on future guidance from the Staff or the SEC. The Fund has revised the relevant disclosure as follows (see underlined text):

Under normal circumstances, the Fund will invest at least 80% of its total assets in a diversified portfolio of convertible securities and non-convertible income-producing securities (the “80% Policy”). The portion of the Fund’s assets invested in convertible securities, on the one hand, and non-convertible income-producing securities, on the other, will vary from time to time consistent with the Fund’s investment objective, although the Fund will normally invest at least 50% of its total assets in convertible securities (the “50% Policy”). The Fund’s investments in derivatives and other synthetic instruments that have economic characteristics similar to convertible securities or non-convertible income-producing securities will be counted toward satisfaction of the Fund’s 80% Policy and 50% Policy. For purposes of the Fund’s 80% Policy and 50% Policy, the Fund generally values its derivative instruments based on their market value.

5.	Comment: Please explain to the Staff supplementally the basis for the statement that the Fund’s holdings of synthetic convertible securities are considered convertible securities for purposes of the Fund’s policy to normally invest at least 50% of its total assets in convertible securities (the “50% Policy”) and 80% of its total assets in convertible securities and non-convertible income-producing securities.

[1]

In the adopting release for Rule 35d-1 under the 1940 Act, the Staff stated that “an investment company with a name that suggests that the company focuses its investments in a particular type of investment [must] invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Final Rule: Investment Company Names, Release No. IC-24828 (January 17, 2001), http://www.sec.gov/rules/final/ic-24828.htm#P72_11084 (emphasis in original).

Response: Consistent with the Staff’s guidance referenced in response to Comment 4 above (see footnote 1), and as noted under “Portfolio Contents—Synthetic Convertible Securities” in the Registration Statement, the Fund selects its investments in synthetic convertible securities “based on the similarity of their economic characteristics to those of a traditional convertible security due to the combination of separate securities that possess the two principal characteristics of a traditional convertible security, i.e., an income-producing security . . . and the right to acquire an equity security . . . .” Accordingly, the Fund believes the use of synthetic convertible securities to satisfy the 80% Policy and the 50% Policy is appropriate and consistent with Staff guidance.

Prospectus Summary – Investment Manager, page 6

6.	Comment: Disclosure in the first paragraph states that the Fund pays Allianz Global Investors Fund Management LLC a fee based upon a percentage of the Fund’s “average daily total managed assets.” Please inform us whether the Fund’s derivative investments are included in the calculation of “average daily total managed assets” and, if so, how those derivatives will be valued for that purpose. Also, in your response letter to us, provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining “average daily total managed assets.”

Response: The Fund confirms that assets attributable to derivative instruments held by the Fund, if any, are included in the calculation of the Fund’s “average daily total managed assets.” For purposes of calculating the Fund’s “average daily total managed assets,” the Fund generally values its derivative instruments based on their market value. The Fund confirms that it does not use the notional value of its derivative instruments for purposes of determining its “average daily total managed assets.”

Prospectus Summary – Leverage Risk, page 13

7.	Comment: Disclosure in this section states that the Fund manages some of its derivative positions by segregating an amount of cash or liquid securities equal to the face value or market value of those derivative positions. Please explain to us supplementally how the Fund’s policy of segregating assets only equal to the face value or market value of the Fund’s derivative positions is consistent with the asset coverage requirements set forth in Investment Company Act Release No. 10666 (April 18, 1979) (“Release No. 10666”).

Response: As a preliminary matter, the Fund notes that, unlike an open-end fund, a closed-end fund such as the Fund may utilize uncovered derivatives positions in certain circumstances (i.e., the Fund may issue one class of senior securities representing indebtedness in accordance with Section 18 of the 1940 Act) and therefore is not required to comply with the guidance provided in Release No. 10666 and related guidance with respect to all derivatives positions.

To the extent necessary to comply with Section 18, however, the Fund evaluates its derivatives positions for purposes of asset segregation based on the value of the Fund’s obligation under the derivatives instrument in a manner the Fund believes is consistent with Release No. 10666 and related guidance issued by the Staff. Although the Staff has issued public guidance on segregation requirements as they relate to certain kinds of derivatives (e.g., written options, reverse repurchase agreements and physically settled futures contracts), the Staff has not, to our knowledge, issued definitive public guidance on certain other kinds of derivatives transactions. Taking into account available Staff guidance and the nature of the particular instrument and the Fund’s payment obligations, the Fund believes that certain derivatives positions may be covered by segregating their market value while others require segregation of their notional (face) value.

Accordingly, the Fund believes that the disclosure referenced in this comment accurately reflects the fact that the Fund may not always segregate liquid assets or otherwise “cover” its derivatives positions, and the Fund may segregate market value in certain cases and notional value in others, as applicable, to cover particular derivatives positions. For purposes of clarifying the disclosure, however, the Fund will change the term “face value” to “notional value.”

Summary of Fund Expenses, page 23

8.	Comment: Disclosure earlier in the prospectus states the Fund’s intention to engage in short sales. Please confirm that the Summary of Fund Expenses table includes, as an expense, an estimate of dividends paid on the Fund’s short sales transactions. See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 2010).

Response: The Fund confirms that the Summary of Fund Expenses table will include, as an expense, an estimate of dividends to be paid based on the Fund’s anticipated use of short sales as of the date of the prospectus, if any. The Fund notes that the disclosure referenced in the Staff’s comment specifies that the Fund may engage in short sales, not that it has an intention to do so.

9.	Comment: Disclosure in the prospectus states that the Fund may invest in other investment companies, including exchange-traded funds, but the Fund does not include disclosure for Acquired Fund Fees and Expenses in the Summary of Fund Expenses table as provided in Item 3 and Instruction 10 to Form N-2. Please explain to us the absence of an Acquired Fund Fees and Expenses line item in the Summary of Fund Expenses table.

Response: The Fund notes that “Acquired Fund Fees and Expenses” are anticipated to account for less than 0.01% of the Fund’s average net assets. Accordingly, any such estimated fees and expenses are included under the sub-caption “Other Expenses” in accordance with Instruction 10 to Item 3 of Form N-2.

Credit Default Swaps, pages 31-32

10.	Comment: Disclosure in the last paragraph of this section states that where the Fund is the seller in a credit default swap transaction the Fund may segregate or “earmark” cash or liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Please explain to us supplementally how this policy is consistent with the asset coverage requirements set forth in Release No. 10666.

Response: Please refer to the Fund’s response to Comment 7 above. A closed-end fund such as the Fund may issue one class of senior securities representing indebtedness in certain circumstances in accordance with Section 18 of the 1940 Act. Therefore the Fund could write a credit default swap without segregating liquid assets or otherwise covering the position in accordance with the guidance provided in Release No. 10666, subject to applicable asset coverage requirements under Section 18. In the event that the Fund were to “cover” its position as the seller of a credit default swap through asset segregation (rather than offsetting positions), it believes that segregating the full notional amount of the swap (minus amounts owed to the Fund) would be consistent with Release No. 10666 and subsequent Staff guidance because this amount would fully cover the Fund’s contingent obligation under the swap. For these reasons, the disclosure referenced in this comment accurately reflects the fact that the Fund may (but is not required to) segregate liquid assets or enter into offsetting positions with a value at least equal to the full notional amount of a written credit default swap.

General Comments

11.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: Responses to the Staff’s comments will be made in all portions of the Registration Statement that are implicated by such changes.

12.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Fund has duly noted this comment.

13.	Comment: If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund intends to rely on Rule 430A of the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

14.	Comment: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your Registration Statement.

Response: The Fund does not currently intend to submit any exemptive application or no-action request in connection with the Registration Statement.

15.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

16.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the Staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund and its management have been made aware of this comment.

* * * * *

As to the final portion of the Comment Letter, the Fund intends to include the requested acknowledgements as part of its eventual written request to the SEC for acceleration of the effectiveness of the Registration Statement.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Brian Shlissel
Todd Campo
Thomas J. Fuccillo, Esq.
Wayne Miao, Esq.
David C. Sullivan, Esq.